Buenos Aires, September 28th, 2018.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform the shares acquired in the process to repurchase its own shares, in addition of the Relevant Event published on June 27th , 28th and 29th; July 2nd , 12th, 13th, 16th, 17th, 19th and 23rd and August 8th, 9th, 10th, 13th, 14th, 15th, 16th, 17th, 21st, 22nd, 23rd, 24th, 27th, 28th, 29th and 30th and September 4th and 14th 2018, in accordance with art. 64 of Law 26.831, the National Securities Commission (“Comisión Nacional de Valores”) regulations and the terms and conditions approved by the Board of Directors on its meeting held on June 22nd, 2018, as informed to the market on the Relevant Event published on that same date.

To this regard, the Company has acquired on the date hereof 6,000 ADRs (each representative of 25 ordinary shares of the Company) in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
09-28-18	6,000	30.469900	182,819	SBS Trading S.A.

Sincerely,

________________________________

María Agustina Montes
Head of Market Relations